EXHIBIT (j)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees of

The Calvert Fund and Calvert Social Investment Fund and the Board of Directors of Calvert Impact Fund, Inc.:

We consent to the use of our reports, dated November 22, 2017, with respect to the financial statements of Calvert Income Fund, Calvert Short Duration Income Fund, Calvert Long-Term Income Fund, Calvert Ultra-Short Duration Income Fund, and Calvert High Yield Bond Fund, each a series of The Calvert Fund, and Calvert Bond Fund, a series of Calvert Social Investment Fund, and Calvert Green Bond Fund, a series of Calvert Impact Fund, Inc., as of September 30, 2017, incorporated herein by reference, and to the references to our firm under the heading "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm, Custodian and Securities Lending Agent" in the Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania

January 25, 2018